Exhibit 19.1

Insider Trading Policy

I. Policy Statement

This Policy provides guidelines to employees, officers and directors of Red Cat Holdings, Inc. (the “Company”) with respect to trading in the Company’s securities. In certain instances, it also applies to consultants and contractors providing services to the Company.

II. Applicability

This Policy applies to purchases, sales, hedges, shorts, or any other direct or indirect (a “Transaction”) in the Company’s securities including common stock, options for common stock and any other securities issued by the Company such as preferred stock, warrants and convertible debentures (collectively referred to herein as “Securities”). This policy also applies to any derivative securities, including those not issued by the Company such as exchange-traded options.

This Policy applies to directors, officers, employees, consultants, and contractors of the Company and its subsidiaries, who receive or have access to Material Inside Information (as defined below) regarding the Company. This group of people, as well as members of their immediate families and households are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Inside Information from an Insider.

Any person who possesses Material Inside Information regarding the Company is an Insider for so long as the information is not publicly known.

III. Definition of Material Inside Information

It is not possible to define all categories of Material Inside Information (“Inside Information”). However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor considering completing a Transaction in the Company’s securities.

While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples include:

●	Financial results that have not been reported
●	Execution or termination of significant contracts
●	News of a pending or proposed merger or other acquisition
●	News of the acquisition or disposition of significant assets
●	Patent or other intellectual property milestones
●	Significant developments involving corporate relationships
●	Important product announcements
●	Significant product defects or modifications
●	Stock splits
●	New equity or debt offerings
●	Positive or negative developments regarding litigation, whether actual or threatened
●	Changes in senior management

IV. Specific Guidelines

A.	Trading on Material Inside Information.

An Insider shall not engage in any Transaction while in possession of Inside Information. Section VII describes a limited number of exceptions. This trading restriction begins on the date Inside Information is acquired, and ends at the earlier of (i) the end of the second full Trading Day after public disclosure of the information, or (ii) at such time as such Inside Information is no longer material. “Trading Day” means a day on which the NASDAQ Stock Market (“NASDAQ”) is open for trading.

B.	Short Sales.

Short Sales are never permitted. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within 20 days thereafter (a “short against the box”). Transactions in certain put and call options are also considered a short sale.

C.	Tipping.

No Insider shall disclose (“Tip”) Inside Information to any other person (including family members, co-workers, or other business associates) where such information may be used for profit by trading in the securities of companies to which such information relates.

D.	Confidentiality and Safeguarding of Inside Information.

Inside Information relating to the Company or its business is the property of the Company, and the unauthorized disclosure of such information is prohibited. The following practices should help prevent the misuse of confidential information:

1.	Avoid discussing confidential information in places where you may be overheard such as on elevators, in restaurants and on airplanes.
2.	Avoid discussing confidential information on cellular or speaker phones.
3.	Do not discuss Company information with relatives or social acquaintances.

4.	Do not give your computer IDs and passwords to any other person. Password protect computers and log off when they are not in use.
5.	Always put confidential documents in a locked desk or office when not being used.
6.	Be aware that the internet and other external electronic mail carriers are not secure environments for the transmission of confidential information.
7.	Comply with the specific terms of any confidentiality agreement.
8.	All physical (including electronic) copies of confidential information must be returned upon termination of employment. Copies of Company information may not be retained.
9.	Any inquiry received from outside the Company, such as from a stock analyst or shareholder, should be referred to the Company’s Chief Financial Officer

V. Trading Guidelines and Requirements

A.	Black-Out Period and Trading Window.

The period beginning at the end of each quarter until the release of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s stock. This is because Insiders will often possess Inside Information about the financial results for the quarter.

This period of time is referred to as a “black-out” period (“Black-out Period”), during which directors, executive officers, direct reports of directors and executive officers, and all employees of the finance department are prohibited from completing any Transactions during such period. Consultants and contractors working for these individuals are also subject to this prohibition.

The Company requires that Insiders refrain from Transactions involving the Company’s Securities during any Black-out Period. The Quarterly Black-Out Period is as follows:

The trading window is closed beginning at 9 a.m. on the calendar day that is two (2) days before the end of each calendar quarter and reopens at 9 a.m. on the first (1st) calendar day after the Company filed the required SEC reports for that applicable quarter.

The Company may institute other Black-Out Periods when there are material developments known to the Company that have not yet been disclosed to the public. These Black-Out Periods end at the close (5:00 p.m.) of the first (1st) full business day after public disclosure of the information, or at such time as the information is no longer material.

The prohibition against Transactions during a black-out period includes the fulfillment of “limit orders” by any broker. The broker with whom a limit order is placed must be advised of the black-out provisions when the order is placed.

The Trading Window is a term which is used to describe whether Insiders can complete Transactions. When the Trading Window is “open” Insiders may complete Transactions. When the Trading Window is “closed”, such as during Black-Out Periods, transactions may not be completed. Employees are encouraged to contact the Chief Financial Officer before completing Transactions to determine whether the Trading Window is open or closed.

Even when the Trading Window is open, any person possessing Inside Information concerning the Company should not engage in any Transactions until such information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person. Transactions in the Company’s securities when the Trading Window is “open” should not be considered a “safe harbor,” and all directors, executive officers and other persons should use good judgment at all times.

B.	Individual Responsibility.

Every Insider has a responsibility to comply with this Policy. An Insider may have to forego a proposed transaction even if it was planned before learning of the Material Inside Information and even though the Insider believes they may suffer a loss or lose profits by waiting. All individuals should speak with their own counsel and should not rely on the Company regarding the legality of their actions.

VI. Applicability to Other Companies

This Policy also applies to Material Inside Information relating to other companies, including one with which the Company is discussing a proposed transaction and the Company’s distributors, vendors or suppliers (collectively, “Other Companies”). Insiders should treat Material Inside Information about Other Companies with the same care as information related directly to the Company.

VII. Certain Expectations

A.	Stock Option Exercise.

The exercise of stock options under the Company’s stock option plan (but not the sale of any shares issued upon such exercise) is exempt since the other party to the transaction is the Company and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

B.	Bona Fide Gifts

Bona fide gifts of Securities of the Company are exempt.

C.	401(k) Contributions.

The purchase of Company stock pursuant to systematic contributions to the Company’s 401(k) retirement plan are exempt. However, Employees are not permitted to make the following transactions during a Black-Out Period: (a) to increase or decrease the percentage of contributions allocated to the Company stock fund, (b) to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) to borrow money against a 401(k) account if the loan will result in a liquidation of some or all of the Company stock fund balance, or (d) to pre-pay a plan loan if the funds will be used to invest in the Company stock fund.

D.	10b5-1 Trading Plans.

Pursuant to SEC Rule 10b5-1, directors, officers and employees may establish written plans which permit automatic trading of the Company’s stock through a third-party broker. Each plan must be reviewed by the Company’s counsel to confirm compliance with this policy and the applicable securities laws. Once implemented, Transactions shall not be subject to the limitations and restrictions of this Policy. Transactions may occur even during Black-out periods or when an individual holds Material Inside Information provided such transactions are in accordance with the 10b5-1 Plan.

VII. Potential Criminal and Civil Liability

The Securities and Exchange Commission (SEC), the stock exchanges and the NASDAQ use sophisticated techniques to uncover insider trading. Violations of this Policy can result in significant financial penalties and other actions, including those described below:

A.	Liability for Insider Trading.

Pursuant to federal and state securities laws, Insiders may be subject to criminal penalties of up to $1,000,000 and up to ten years in jail, plus civil penalties of up to three times the profit gained or loss avoided, for engaging in Transactions in the Company’s Securities when in possession of Inside Information.

B.	Liability for Tipping.

Insiders may be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Inside Information or to whom they have made recommendations or expressed opinions based on Inside Information. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading.

C.	Enforcement.

The Company will take disciplinary action to cause the disgorgement of any gains made in violation of the Policy. Further disciplinary action may include the termination of employment.

VIII. Inquiries

All questions regarding the matters discussed in this Policy should be directed to the Company’s Chief Financial Officer.

Insider Trading Policy

I certify that I have read and understand Red Cat Holdings, Inc.’s Insider Trading Policy.

I acknowledge that my employment relationship with the Company is terminable at will, by the Company or me, at any time, for any reason, with or without cause.

I agree to comply with the Insider Trading Policy. I understand that failure to comply will lead to disciplinary action which may include termination of employment.

(Please Print)

Name __________________________________________________________________

Business Unit/Location ____________________________________________________

Position Title ____________________________________________________________

Signature _______________________________________________________________

Date ___________________________________________________________________

PLEASE SIGN AND RETURN ENTIRE DOCUMENT TO THE HUMAN RESOURCES DEPARTMENT. KEEP A COPY FOR YOUR OWN FILES.